Exhibit 99.1

Therapix Biosciences Terminates FSD Acquisition Letter of Intent

TEL AVIV, Israel, December 21, 2018 /PRNewsire/ --

Therapix Biosciences Ltd. (“Therapix” or the “Company”) (Nasdaq: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announces today that the Company has delivered notice of termination to FSD Pharma Inc. (“FSD”) under the previously announced binding letter of intent dated October 22, 2018 (the “LOI”) for the acquisition of the Company by FSD (the “Transaction”).

FSD proposed to modify material terms of the Transaction established by the LOI. The board of directors of the Company does not believe it will come to agreement on revised terms. Therefore, the Board has determined that it is in the best interests of the Company to terminate the LOI. Pursuant to the notice provisions of the LOI and the Company’s notice of termination, the LOI will terminate December 26, 2018.

About Therapix Biosciences (Nasdaq: TRPX):

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of Senior Executives and Scientists. Its focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on repurposing an FDA-approved cannabinoid (Dronabinol): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of Obstructive Sleep Apnea (OSA), and the treatment of Pain; THX-130 for the treatment of Mild Cognitive Impairment (MCI) and Traumatic Brain Injury (TBI); THX-150 for the treatment of infectious diseases; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Forward-looking statements in this press release include statements regarding the proposed Transaction. Because such statements deal with future events and are based on Therapix’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Therapix could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Therapix’s Annual Report on Form 20-F filed with the SEC on April 30, 2018 and in subsequent filings with the SEC. Except as otherwise required by law, Therapix disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

Oz Adler, CFO
IR@therapixbio.com
Tel: +972-3-6167055

info@therapixbio.com